                                                                    EXHIBIT 99.3

[RCG LOGO]


Los Angeles
Outlook

January 2003



By

Kenneth T. Rosen
Susan U. Persin
Kimberley J. Player

Rosen Consulting Group
1995 University Avenue
Suite 550
Berkeley, CA 94704
510 549-4510



(C) 2003 Rosen Consulting Group

TABLE OF CONTENTS

Los Angeles Outlook                                    Page


Summary                                                   1
Economic Trends                                           3
  Forecasted Economic Trends                              6
Office Market Trends                                      6
  Downtown Office Market Trends                           7
  Westside Office Market Trends                          12
  Tri-Cities Office Market Trends                        13
Conclusions                                              14


(C) 2003 Rosen Consulting Group, LLC

Los Angeles Outlook


SUMMARY

Southern California, including the Los Angeles metropolitan area, is one of the brightest spots in the national economy and office market, with good prospects for long term economic and office market growth. Los Angeles is the center of the Southern California region, which ranks among the top regions for growth in the nation.

      - From 1995 to 2002, Los Angeles added about 300,000 jobs, ranking sixth in the nation for job growth. Orange County, Riverside, and San Diego added an average of more than 260,000 jobs each during this seven-year period, contributing to the vitality of the area.


      - Growth is presently healthy in the Southern California metropolitan areas. Riverside and San Diego were two of the top three fastest growing U.S. metropolitan areas from November of 2001 to 2002. The Los Angeles economy has shed some jobs from year-ago levels, although nowhere near the level of the early 1990s. Recent softness in Los Angeles is primarily evident in the manufacturing and construction sectors, which generally does not affect office space demand.

      - From 1990 to 2002, Los Angeles ranked eighth in the nation in terms of population growth. Additionally, RCG forecasts that the Los Angeles population base will be the fastest growing in the nation from 2002 to 2005. People will be attracted to Los Angeles by its high quality of living with warm weather, a coastal setting, entertainment and nightlife, high-caliber colleges and universities and employment opportunities.

      - Downtown Los Angeles is becoming more of a 24-hour city, which will enhance long-term property values. A


NONAGRICULTURAL PAYROLL EMPLOYMENT (000)

                                                                  Jobs Added
                                                  1995       2002e    95-02e
                                                -------     -------   ------
1   Washington, DC                              2,410.1     2,774.2    364.1
2   Dallas, TX                                  1,623.6     1,978.4    354.8
3   Houston, TX                                 1,787.1     2,115.9    328.8
4   New York, NY                                3,842.3     4,167.2    324.9
5   Phoenix-Mesa, AZ                            1,264.6     1,561.6    297.0
6   LOS ANGELES-LONG BEACH                      3,762.2     4,057.7    295.5
7   RIVERSIDE-SAN BERNARDINO                      792.6     1,069.7    277.1
8   Atlanta, GA                                 1,855.3     2,121.1    265.8
9   SAN DIEGO, CA                                 994.0     1,252.4    258.3
10  ORANGE COUNTY, CA                           1,166.7     1,413.7    247.0

Source:  Bureau of Labor Statistics

POPULATION GROWTH (000)

                                                                                     People Added
                                                                                     --------------------
                                      1990          2002e            2005f           90-02e        02-05f
                                     -------       -------         --------          -------       ------
LOS ANG-L. BCH                       8,875.0       9,710.2         10,047.0            835.2        336.8
Phoenix-Mesa, AZ                     2,245.8       3,459.1          3,741.1          1,213.3        281.9
Houston, TX                          3,342.2       4,355.2          4,612.2          1,013.0        257.0
Dallas, TX                           2,689.8       3,713.6          3,964.2          1,023.7        250.7
Atlanta, GA                          2,977.7       4,326.2          4,576.1          1,348.5        249.9
RIVERS-SAN BERN                      2,630.8       3,498.3          3,739.3            867.5        241.0
Las Vegas, NV                          867.9       1,713.6          1,922.1            845.8        208.5
Chicago, IL                          7,424.6       8,373.9          8,549.6            949.3        175.7
Orlando, FL                          1,239.1       1,745.9          1,883.2            506.9        137.2
New York, NY                         8,547.1       9,319.1          9,441.1            772.0        122.0
Minneap-St. Paul                     2,548.2       3,037.4          3,158.4            489.2        121.0
ORANGE CO, CA                        2,417.6       2,903.2          3,019.6            485.7        116.4
Fort Worth, TX                       1,367.8       1,781.8          1,895.2            414.1        113.4
Fort Lauderdale                      1,262.0       1,691.5          1,798.5            429.6        107.0
SAN DIEGO, CA                        2,513.2       2,886.7          2,989.0            373.5        102.3

Sources:  Bureau of the Census, RCG

LOS ANGELES POPULATION GROWTH

(IN THOUSANDS)

[BAR CHART]


(C) 2003 Rosen Consulting Group, LLC                                           1
            myriad of developments, ranging from residential to entertainment, cultural and educational facilities are generating excitement about downtown. Downtown is one of few Los Angeles office submarkets unaffected by oversupply conditions and, in addition, is one of the only major U.S. office markets to post a vacancy rate below the historic average. While rents have risen, they are low compared to many major U.S. metropolitan areas and are well below the most desirable suburban submarkets. Consequently, they have significant upside potential. A significant amount of sales activity reflects increased interest in downtown Los Angeles and is indicative of investors' faith in the market.

      - The Westside is one of the most attractive Los Angeles submarkets from a long-term perspective. It has high barriers to entry and limited room for new development. The area is close to executive housing. The Westside is a popular location for the motion pictures industry, professional services firms, and the local technology industry. Rents have risen substantially in recent years, and while this market has been affected by the dot.com fallout, market fundamentals are strong, leading us to believe that future prospects are good.

      - The Tri-Cities of Glendale, Burbank and Pasadena offer a central location and moderately-priced rents. The entertainment and insurance industries form a significant part of the tenant base. This region posted positive absorption during 2002 and should see further improvement through 2005.


(C) 2003 Rosen Consulting Group, LLC                                           2

RCG believes that Los Angeles is an area with significant potential and, unlike many other parts of the country, it is an area where office investment currently makes sense.

ECONOMIC TRENDS

During the past decade, Southern California has experienced a shift from a military and defense-dependent economy to one that is more private sector service and technology-oriented. This transformation resulted in strong economic growth through the late 1990s. The Los Angeles metropolitan area added nearly 300,000 jobs between 1995 and 2002, ranking sixth in the nation for job growth. The rest of Southern California also outpaced the majority of the country with Orange County, Riverside, and San Diego all added an average of more than 260,000 jobs each during this seven-year period.

Southern California's increasingly diverse economy was key in supporting relatively healthy growth through the downturn in 2001 and 2002. In Los Angeles, a comparatively low concentration of technology firms tempered the impact of the stock market collapse and drop in business investment. Several other key factors have also made Los Angeles particularly attractive to businesses.

      - CALIFORNIA HOUSING: Home prices in Los Angeles are the lowest of any part of coastal California. The median existing home price in Los Angeles was $307,230 in November of 2002, according to the California Association of Realtors. This level is about 19% below the next lowest price of $378,040 in San Diego.

            Because house prices are low compared to other parts of coastal California, Los Angeles also ranks well in terms of housing affordability. About 30% of local households are able to afford the median priced home, compared to rates as low as 22% in the San Francisco Bay Area.

      - SKILLED WORKFORCE: The area has a large skilled workforce. Los Angeles is home to a number of well-known universities, including the University of California at Los Angeles (UCLA), University of Southern California (USC), and Caltech.


COASTAL CALIFORNIA CITIES: HOME PRICE COMPARISON

                                                    Median Home Price            Affordability
Place                                                      Nov-02                   Nov-02
                                                    -----------------            -------------
LOS ANGELES                                              $307,230                      30%
San Diego                                                $378,040                      22%
Santa Barbara                                            $382,260                      20%
Ventura                                                  $387,350                      32%
Orange County                                            $434,110                      25%
Monterey                                                 $456,060                      19%
San Francisco Bay Area                                   $515,460                      22%
San Jose                                                 $535,000                      28%

Sources: California Association of Realtors, RCG

LOS ANGELES NONAGRICULTURAL PAYROLL EMPLOYMENT (000)

                         1998        1999        2000        2001       11/02       2002f       2003f        2004f         2005f
                       -------     -------     -------     -------     -------     -------     -------      -------       -------
Total                  3,968.4     4,046.2     4,095.1     4,063.8     4,060.5     4,057.7     4,090.1      4,155.1       4,240.7
   % Change               1.8%        2.0%        1.2%       -0.8%       -0.4%       -0.1%        0.8%         1.6%          2.1%
Construction             123.5       128.6       132.2       132.2       128.0       130.1       127.5        130.8         138.0
   % Change              11.3%        4.1%        2.8%        0.0%       -3.8%       -1.6%       -2.0%         2.6%          5.5%
Manufacturing            650.5       634.2       621.2       593.4       578.2       576.1       564.5        560.0         558.9
   % Change              -2.4%       -2.5%       -2.0%       -4.5%       -3.0%       -2.9%       -2.0%        -0.8%         -0.2%
Trade                    875.3       898.4       908.4       899.9       902.1       899.9       908.0        922.6         940.1
   % Change               1.2%        2.6%        1.1%       -0.9%       -0.5%        0.0%        0.9%         1.6%          1.9%
Services               1,303.7     1,335.9     1,364.7     1,350.0     1,357.3     1,358.1     1,389.8      1,430.2       1,477.3
   % Change               2.5%        2.5%        2.2%       -1.1%        0.4%        0.6%        2.3%         2.9%          3.3%
T.C.P.U.                 228.8       239.4       247.9       246.5       246.2       248.0       247.7        249.5         252.7
   % Change               4.9%        4.6%        3.6%       -0.6%        0.1%        0.6%       -0.1%         0.7%          1.3%
F.I.R.E.                 231.2       230.9       231.2       233.6       235.5       235.0       236.9        240.5         245.6
   % Change               3.8%       -0.1%        0.1%        1.0%        0.5%        0.6%        0.8%         1.5%          2.1%
Government               550.7       574.7       585.3       604.0       609.1       606.4       611.4        617.5         623.9
   % Change               2.7%        4.4%        1.8%        3.2%        0.9%        0.4%        0.8%         1.0%          1.0%

Sources: Department of Labor, RCG.


(C) 2003 Rosen Consulting Group, LLC                                           3

FEDERAL GRANTS FOR SCIENCE & ENGINEERING ($000)

Federal obligations for science and engineering to the top 100 universities

                                                              2000
                                                              ----
Total, top 100 institutions                                16,048,114
Total 1st 10 institutions                                   4,233,385

1      Johns Hopkins University                               933,245
2      University of Washington                               444,625
3      U OF CA LOS ANGELES                                    398,565
4      Stanford University                                    377,918
5      U of Michigan                                          377,574
6      U of Pennsylvania                                      373,963
7      U OF CA SAN DIEGO                                      357,629
8      Harvard University                                     330,683
9      U. of Colorado                                         324,210
10     U. of CA San Francisco                                 314,973

Sources: National Science Foundation

      UCLA ranked third in the nation during 2000 in federal grants received for science and engineering, reflecting the significant amount of research done locally.

During the twelve months ended November 2002, Los Angeles shed 15,000 jobs, for a 0.4% decrease in employment, which is nowhere near the number lost in the early 1990s. The weakest sectors are manufacturing and construction, which generally do not affect office space demand to a large degree. RCG expects year-end 2002 data to show only a 0.1% decrease in the total job base. Although the pace of recovery will be slow, the outlook for Southern California and Los Angeles is more positive than forecasts for the rest of the state and the nation. Even with the expected hits from deficit-induced tax hikes and service cuts, we project total employment will increase by close to 1.0% in 2003. Driven by growth in the services sector and the industries highlighted below, Los Angeles' diverse economy will rebound more quickly than most major metropolitan areas. RCG forecasts the addition of 183,000 jobs between December of 2002 and 2005.

Motion Pictures Industry

The entertainment industry in Los Angeles is a $30 billion annual industry that some estimate comprises 10% of the local economy. It is the most concentrated part of the economy, and it has a multiplier effect on other employment sectors. Los Angeles is the administrative center for the industry, controlling financing, marketing and distribution.

ABSOLUTE JOB GROWTH

LOS ANGELES MSA

[BAR CHART]


Total production days increased by 1.7% during 2002, which is positive news for the industry. By mid-2003, the film industry is expected to add back all of the jobs lost in 2001 when two strikes were narrowly averted. Although concerns that film production will move to lower cost locations persist, we expect Los Angeles to retain the majority of the more highly-skilled, high-paying positions. Job growth will be positive, albeit slower, as management and administration jobs replace a number of production jobs. Even so, film industry expenditures of upwards of $30 billion in Los Angeles will stay far above the nearest competitors for producer dollars, including New York, British Columbia and Toronto.

Despite slower production in Los Angeles, growth in the motion pictures industry has been very strong in recent years and is relatively recession-proof. Television and movies, whether rented or seen in theaters, are an inexpensive source of entertainment. Part of the industry-wide growth is attributable to increased movie-going domestically. Domestic box office production was expected to hit a record $9.2 billion in 2002, up 6.4% from 2001. Much of this growth has been fueled by an increase in international distribution, growth in cable and satellite television, and video film sales. Hollywood's foreign entertainment sales are the second largest export product from the United States, behind commercial aircraft. Entertainment companies are a major contributor to demand for office space in Los Angeles.

Technology and Venture Capital

Technology is important to the local economy and office market, but it is also important to note that new economy companies make up a relatively small portion of Los Angeles' services sector employment, behind such old economy industries as engineering and management, motion pictures, and health services.


(C) 2003 Rosen Consulting Group, LLC                                           4

Los Angeles has a diverse array of technology companies that draw on the remnants of the aerospace industry, a cluster of universities, and an innovation-driven entertainment industry. These industries contributed to office demand, especially in West Los Angeles, through much of 2001 and 2002. Although, some high-profile dot-coms have failed, vacating large blocks of office space, a significant portion of Los Angeles' technology base is related to advanced communications in the aerospace and defense industry. This has buffered the area somewhat from the recent volatility in the high-tech sector. At the same time, the new homeland security budget has created additional funding opportunities for security and defense-related technology firms. The outlook is also positive for entertainment-related technology firms. The recent launch of the online movie service Movielink highlights the potential for growth in the convergence of technology and entertainment.

Venture capital has been the source of financing for many technology ventures. The amount of venture capital invested in all of Southern California grew from $1.7 billion in 1998 to $4.4 billion in 1999 and $6.9 billion in 2000. Venture capital investment dropped significantly during 2001 as most venture capitalists focused on protecting their existing investments and steering them to profitability. However, because the Los Angeles region did not receive nearly as much funding as other parts of the country, the pullback in funding that started in the latter part of 2000 has had a limited effect on businesses in Southern California.

As of third quarter 2002, national investment was at its lowest level in four years, at $4.5 billion, a decrease of 85% from the $29 billion raised at the peak in early 2000. In Los Angeles/Orange County, third quarter funding was also down, to $270 million from $294 million in the second quarter, placing the region seventh in the nation in terms of funding. In Los Angeles County itself, 15 companies received $121.4 million, down more than 30% from second quarter financing totals. Software and biotech are the most popular investments, however, it is Los Angeles' diverse range of technology firms, including defense and entertainment-oriented companies, that are expected to attract future venture capital dollars, leaving the region well-positioned for a high tech recovery. Further evidence of Los Angeles' strength emerged in a 2002 report from the California Technology, Trade and Commerce Agency, which ranks Los Angeles County as number one in the state in terms of federal research and development dollars, followed by San Diego, the Bay Area and Orange County.

Defense

The legacy of defense in the area has shaped Los Angeles into a center for aircraft, ship, space and technology development and manufacturing. President Bush's mandate to modernize the military, the war on terrorism, and possibility of war against Iraq have spurred investment in security and defense technologies, giving a boost to companies in this industry. We expect local operations to be in line for a sizeable piece of the $7.4 billion allocated to defense in the fiscal 2003 budget. Major southern California industry players, including Northrop Grumman, Raytheon, TRW, Lockheed Martin, Honeywell and Boeing, are becoming involved in projects such as the Space-Based Infrared System Low, the Airborne Laser, and Active Electronically Scanned Array Radar System. These contracts will not only support job growth at these local aerospace companies, but will also provide subcontractors and suppliers with additional defense dollars, many of which will require additional office and flex space for expanded operations.

VENTURE CAPITAL INVESTMENT
LOS ANGELES/ORANGE COUNTY

[BAR CHART]

LOS ANGELES EMPLOYMENT GROWTH VS. U.S.

[LINE GRAPH]


(C) 2003 Rosen Consulting Group, LLC                                           5

FORECASTED ECONOMIC TRENDS

Los Angeles entered the current economic downturn more diversified and stronger than it was when caught in the recession of the early 1990s. In addition, the area never experienced the Internet bubble created in Northern California, and as a result, it had less distance to fall. Job loss to date has been much less severe than in the early 1990s and also less severe than recent losses experienced in Northern California. RCG expects a return to positive growth in 2003 with employment growth accelerating in 2004 and 2005, averaging almost 2.0% each year. This rate of expansion translates into the addition of 183,000 jobs during the three-year period between 2002 and 2005. This economic growth rate is slightly higher than our U.S. forecast during the same period.

OFFICE MARKET TRENDS

Los Angeles has the fifth largest office market in the country, behind New York, Washington DC, Chicago and Dallas. Within the overall market, the CBD, the Westside, and the Tri-Cities are areas that garner considerable attention. While each of these submarkets has a large base of high-quality office space, they attract different types of tenants and investors, making for very different office market trends. After a relatively strong start to 2002, the CBD softened late in the year, while the Westside, the submarket hit hardest by the tech-wreck, has shown more positive recent growth. The Tri-Cities' performance has also been mixed, with softer conditions in Burbank contrasting with the more stable Pasadena and Glendale submarkets.

Unlike the leasing market, investment activity in Los Angeles has been very strong, particularly in the CBD. In 2002, more than five million square feet of space changed hands with transactions involving Library Tower, KPMG Tower, Ernst & Young Plaza, BP Plaza, Figueroa Plaza and Union Bank Plaza. This sales trend is expected to continue in 2003. Thomas Properties Group is leading an investment group that expects to acquire the 2.7 million square-foot Arco Towers for approximately $270 million by the end of January. Wells Fargo is also expected to put the one million square-foot AON building up for sale in 2003. The ongoing churn of office properties has not been confined to Los Angeles' downtown. Investors have been buying up mid-sized office buildings in the Westside, including the 110,000 square-foot 100 Corporate Pointe Tower in Culver City and the 150,000 square-foot Teleflora Plaza in West Los Angeles.

This sales activity is evidence of investors' faith in the long-term health of the Los Angeles office market. Despite the current slowdown, RCG believes conditions will strengthen, with a turnaround expected in 2003. Downtown Los Angeles, including the CBD, is being revitalized, gaining an important residential base and becoming more of a 24-hour city, which will enhance

OFFICE MARKET TRENDS
LOS ANGELES DOWNTOWN/FINANCIAL DISTRICT

[BAR CHART]

OFFICE MARKET TRENDS
WEST LOS ANGELES

[BAR CHART]

OFFICE MARKET TRENDS
TRI-CITIES LOS ANGELES

[BAR CHART]


(C) 2003 Rosen Consulting Group, LLC                                           6
property values over the long term. The Westside and Tri-Cities are experiencing short-term weakness resulting from sublease space and new construction, but should recover during the next several years. The fundamentals of these areas, especially their central locations, make them especially attractive from both a supply and demand perspective during the medium to long term.

DOWNTOWN OFFICE MARKET TRENDS

Economic Revitalization

The concept of downtown revitalization is gaining momentum in Los Angeles, led by the Los Angeles downtown Center Business Improvement District (BID). The Downtown Center BID is cleaning streets, providing additional security and trying to attract more businesses to the area. A number of developments are helping to revitalize the economy, which will have a positive impact on the real estate markets in downtown Los Angeles. Individually, none of these projects would make the area extremely attractive, but together they create the sense of downtown activity that is needed to revitalize the area.

RCG notes a number of characteristics that help establish or are essential to the success of 24-hour cities:

      -     White collar residential base in or near downtown,

      -     Transportation links bringing people in from the suburbs,

      -     Entertainment options,

      -     Restaurant/shopping options,

      -     Visitors/Tourists/Hotels,

      -     Cultural and/or religious institutions,

      -     Educational institutions,

      -     Redevelopment of obsolete/vacant properties,

      -     Urban parks/waterfront, and

      - Viable/vibrant private and public sector employment and office market

White collar residential base in or near downtown

Increased residential development is driving increased interest in the downtown Los Angeles area. The total number of residential units is expected to grow to almost 18,400 by 2004, a 55% increase, according to the Los Angeles Downtown Center BID. The success of current projects has generated increased interest among other potential developers.

A recent wave of residential development is nearing critical mass and drawing professionals to the area. The Central City Association's Adaptive Reuse initiative has spawned a number of loft conversions including projects with hundreds of for-sale or rental units. Between new residential construction and Adaptive Reuse construction, nearly 1,400 units are being built with an additional 2,000 units scheduled to come on line in 2003 and 2004. Some of the larger projects include:

      - Construction on the 297-unit Orsini Apartments will be complete in late 2003. The developer, GH Palmer will also bring an additional 225 rental units and 10,000 square feet of commercial space to the market when The Piero opens, also in 2004.


      - The first phase of the 780,000 square-foot Santee Court mixed-use project is under construction, with completion of the first 165 units expected in late 2003. The entire project will eventually include 400 apartments, office, retail and a fitness club.


      - Construction is underway on Aliso Village at Mission and First. The project will include 400 apartments for low to moderate-income residents and 93 single family detached homes. The units will be ready for occupancy in early 2003.

      - CIM Group is currently restoring and converting three historic Gas Company buildings to 250 rental lofts and 22,500 square feet of retail space in their Market at 9th and Flower project. A Ralphs supermarket has also been secured for the site. Occupancy is scheduled for early 2005. When complete, CIM Group's entire 7.2-acre site will include 1,200 lofts and 127,000 square feet of retail space.

      - Capital Vision Equities is currently converting the former Pacific Electric building into 314 lofts, which will be ready for occupancy by 2005.


      - Fifth Street Funding is converting the 195,000 square-foot Arcade Building between Fifth and Sixth streets, Broadway and Spring, into 142 loft-style apartments. The project will open in late 2003.


      -     The Metropolitan will add 270 new loft units to the market in 2004.

      - 153 units will come on line in the renovated Security Building by 2005.

      - In the Fifth and Spring Street area, more than 330 loft-style apartments are in the process of being converted, while in the 6th and Main Street area, the conversion of another 400 loft-style units is underway.


A number of other residential projects are in the planning phase. Examples include 300 units at the Visconti, 264 units at the redeveloped Subway Terminal buildings, 326 units at the Pegasus and up to 300 units at St. Vibiana's Cathedral.

Transportation links bringing people in from the suburbs

Ease of access is important to the growth of downtown. Los Angeles has the worst traffic delays in the country, placing a greater premium on accessibility and greater focus on public transportation. Downtown Los Angeles is a hub of local freeways, and can draw employees from throughout the Los Angeles basin. All public transportation lines go downtown, includ-


(C) 2003 Rosen Consulting Group, LLC                                           7

TRAFFIC DELAYS- 2000

                                                                      Annual Delay
                                                                     Per Peak Road
                                            Total Annual                Traveler
                                            Delay (Hours)               (Hours)
                                            -------------               -------
1   LOS ANGELES, CA                            791,970                    136
2   San Francisco-Oakland, CA                  167,200                     92
3   Washington, DC-MD-VA                       123,190                     84
4   Seattle-Everett, WA                         67,550                     82
5   Houston, TX                                120,945                     75
6   Dallas-Ft. Worth, TX                       141,125                     74
7   San Jose, CA                                55,920                     74
8   New York, NY-Northeastern, NJ              400,115                     73
9   Atlanta, GA                                 97,245                     70
10  Miami-Hialeah, FL                           74,850                     69

Source: Texas A & M University, 2002 Urban Mobility Study

ing Metrolink, Amtrak, and the new and expanding Metro subway system. Transportation links will improve further as the Metro Gold Line is completed in the third quarter of 2003 and usage increases to a projected 30,000 daily riders. The Gold Line will link into the Red Line and will expand the Metro Rail system from 59.4 miles to 73.1 miles. It will serve Los Angeles, Chinatown, Lincoln Heights, Highland Park, South Pasadena and Pasadena.

The $2.4 billion, 20-mile Alameda Corridor rail line, which opened in April 2002, has increased the movement of goods between downtown's rail yards and the Ports of Los Angeles and Long Beach. This expressway has increased business interest in downtown space, particularly in industrial properties.

Visitors/Tourists/Hotels

Vibrant downtown areas draw visitors traveling for business purposes, as well as tourists. Each year an estimated ten million visitors pass through downtown Los Angeles, for business or pleasure. An important source of hotel and retail business in the nearby Los Angeles Convention Center, which hosts an average of 300 trade shows and events each year. Additionally, the number of attractions that will bring tourists and residents downtown is rapidly increasing.

Although not immune to the effects of the national downturn, Los Angeles weathered the storm relatively well compared with most other major metropolitan areas. Hotel occupancy rates averaged 65.3% during 2002, considerably higher than the national rate of 59.2%. In a testimony to the strength of the Los Angeles market, Hotels.com, the largest specialized provider of discount lodging worldwide, reported in December 2002 that Los Angeles entered its Top 10 Destinations list for the first time.

Also in contrast to the majority of the country, Los Angeles has experienced an ongoing, albeit smaller, stream of development dollars flow into hotel projects. Hotel construction acts as a leading indicator for emerging markets and represents lenders' faith in the strength of the downtown market. Currently, downtown Los Angeles has about 5,700 hotel rooms. The largest hotels are the 1,354-room Westin Bonaventure Hotel and Suites and the 900-room Wilshire Grand Hotel and Centre. Recent completions include:

      - The 207-room Standard Hotel at Sixth and Flower streets in the former Bank of California building.

      -     The remodeled Hilton Checkers, formerly the Wyndham Checkers Hotel.


As previously mentioned, a large hotel of up to 1,200 rooms is expected to anchor the LA Live development near Staples Center. Approval of the Academy of Television Arts & Science's lease proposal for the theater component of the development should provide additional pressure on the city to allot redevelopment funds to finance the hotel development. This is especially true in light of allegations that the convention center has suffered from the lack of an official convention hotel.

Entertainment Options

Development of stadiums, coliseums, and arenas in or near central business districts allows for the use of vacant or underutilized land and reintroduces people to downtown, creating night-time activity and encouraging economic development. In downtown Los Angeles, the $250 million, 20,000-seat Staples Center Arena opened in late 1999. The arena hosts more than 250 events each year and is the home of the Los Angeles Kings, Los Angeles Lakers, the Clippers, and the Avengers. This venue is a destination that brings thousands of people downtown, promoting ancillary development.

The Anschutz Entertainment Group's proposal to build a $1 billion entertainment, hotel and retail center on 43 acres across from Staples Center is contingent on city funding. The "LA Live" project received a boost in December 2002 when the Academy of Television Arts & Sciences approved a letter of intent for a 15-year lease on a proposed 7,000-seat theater that would house the Emmy Awards. The earliest completion date for the theater is 2006, and construction of the hotel is a prerequisite for the Academy deal. Zoning has already been approved for entertainment, restaurant, retail and parking space.


(C) 2003 Rosen Consulting Group, LLC                                           8

Restaurant/Shopping Options

People living, working and visiting downtown require restaurant and shopping options. Parks also make a densely-developed area more livable.

The retail market in downtown Los Angeles is growing in anticipation of serving a residential population that is expected to grow by 50% in the next two years.

      - 7-Eleven will construct one or two 24-hour stores by early 2004 and the company may open eight more downtown stores in the next five years. The stores will provide a boost to the area's image as a "24-hour city".

      - As previously mentioned, Ralphs has been secured for CIM Group's The Market at 9th and Flower project. The supermarket is slated to open in late 2004.

In contrast to the lackluster holiday shopping season experienced by most retailers in Los Angeles and throughout the United States, downtown Los Angeles reported a strong turnout. The success of discount venues in the Fashion, Toy and Jewelry districts was indicative of increased awareness of downtown businesses and bodes well for increased tenant interest in locating near a healthy commercial area.

Cultural and/or Religious Institutions

Theaters and museums are cultural institutions that draw people to an area. Since the opening of Staples Center in 1999, approximately $1.43 billion has been invested in downtown commercial, civic and cultural development.

One of the most high profile, recent additions to downtown Los Angeles is the 3,000-seat Our Lady of the Angels Cathedral, which was completed in the third quarter of 2002. It is the home for the Roman Catholic Archdiocese of Los Angeles and includes a 56,000 square-foot conference center and a 640-car garage.

Great excitement has been generated by the $220 million, 2,268-seat, Frank Gehry-designed Walt Disney Concert Hall that will anchor a downtown Los Angeles cultural center. The facility will also include the 266-seat Cal Art Auditorium and a 300-seat outdoor theater. It will open in October 2003 and will be the new home of the Los Angeles Philharmonic Orchestra and the Los Angeles Opera.

A number of important museums are located in or near downtown. These facilities attract visitors from throughout the metropolitan area and tourists and contribute to the vitality of downtown. Several local facilities have expansion and/or conversion plans.

      - The LA County Natural History Museum is undergoing a $300 million renovation. The redesign is part of a master plan for the Exposition Park facility, projected for completion in 2003.

      - Construction and renovations are underway for the $2.5 million Chinese American Museum, which will be housed in one of the oldest remaining buildings in the city's original Chinatown.

      - Gilmore Associates is converting the former St. Vibiana's Cathedral into a performing arts center for students at California State University at Los Angeles. Upon completion in mid-2004, the center will offer a 650-seat theater that will host music, drama and dance.

      - Toyo Ito will design the $15 million renovation and 24,000 square-foot expansion of the Japanese American Cultural and Community Center in Little Tokyo. The project is scheduled for completion in 2005.

Educational Institutions

Schools and universities attract a vibrant young crowd and families to an area, and Los Angeles is benefiting from development of educational institutions.

      - The Southern California Institute of Architecture (Sci Arc) completed a renovation that enclosed its main building in the fall of 2001. Sci Arc serves about 400 students. The adjacent Freight Yard site could potentially be developed as live-work loft housing for students and the market. The school will serve as a catalyst to the downtown artist district.

      - The Alliance for a Better Community plans to turn the abandoned Belmont Learning Complex at First and Beaudry into a charter school for more than 4,800 students.

      - The former LAUSD headquarters on Grand Avenue will become a performing arts high school. The $72 million project is slated for completion in 2005 and will house 2,200 downtown students.

      - The LAUSD has plans to open a new high school, which would be one of the largest in the area, at Third and Bixel Streets. The current timeline calls for a 2006 completion date.

      - The planned Downtown CityLife Charter School will expose 400 students in grades 6-12 to the arts, politics and history of Los Angeles, in part through partnerships with other downtown cultural and business entities.

      - The new $24.3 million ScienCenter elementary school will house 850 students and will include a separate $28 million Center for Science Learning. Completion is expected in late 2004.

(C) 2003 Rosen Consulting Group, LLC                                           9

Redevelopment of Obsolete/Vacant Properties

As part of revitalization, it is important to redevelop obsolete, underused, and vacant properties. As previously mentioned, a number of these properties are undergoing conversion to residential and/or hotel uses. Several other projects are noteworthy.

      - Los Angeles Center Studios opened at the site of the former Unocal Corporation headquarters in 1999. The facility includes six sound stages, dressing rooms, a commissary and a 550-seat theater intended to serve film crews working downtown. A second phase, including a 550-seat theater, screening and meetings rooms, production office space and parking is planned.

      - The historic 150,000 square-foot Herald-Examiner building near Staples Center downtown will be converted into creative office space that could be available in late 2003.

 Urban Parks/Waterfront

The Urban Land Institute touts urban waterfronts and big downtown parks as opportunities for cities to create focal points, use an underutilized asset, and enhance the quality of urban life. Recent development of large central-city parks includes San Francisco's Yerba Buena Gardens and Atlanta's Centennial Olympic Park, and an older example is New York City's Central Park.

A number of other cities have or are reclaiming their waterfronts by developing parks, including, including New York City (Riverside Park South), Cleveland, Memphis, Richmond (Canal Walk), San Antonio (River Walk), and Minneapolis.

Los Angeles is also recognizing the need to enhance quality of life in a densely-developed area with parkland. In Los Angeles, decision has been made to convert Taylor Yard on the Los Angeles River and the old "Cornfield" near Chinatown into parks that will abut the river.

Public Sector Job Base

Downtown areas are traditionally hubs of public sector services, and Los Angeles is no exception. Several high-profile public sector construction projects have been announced that will further revitalize the downtown area.

      - Renowned architect Thom Mayne is designing the new $171 million, 15-story, 700,000 square-foot Caltrans Regional Headquarters. The project will house the state's and city's transportation departments and will be open by 2005.

      - A $414 million federal courthouse is planned for First and Broadway. The project could begin construction in late 2003 if financing is secured, with completion scheduled for 2008.

      - The 400,000 square-foot Hall of Justice is undergoing a $144 million renovation. The facility will likely reopen in 2005 and will house county agencies, including the Sheriff's Department.

      - The Los Angeles Unified School District moved into a newly-renovated headquarters at 333 South Beaudry in 2002. The second and third phases, which will relocate more LAUSD employees to the new space, are slated for completion in 2003 and 2005, respectively.

Downtown Office Market Outlook/Private Sector Job Base

The health of the downtown office market is directly tied to the private sector job base, because growth in downtown jobs translates to demand for office space. Consistent with 2002's sight decline in employment, the Los Angeles CBD/Financial District office market weakened during the second half of 2002. Although the CBD has not been immune from the effects of uncertainty and cost cutting, the area contains an important core of businesses that includes law firms, commercial and investment banks and government agencies.

The CBD office market posted a 19.6% vacancy rate at year-end 2002. Although this rate seems high relative to other major MSA's, Los Angeles' core market has historically been characterized by high vacancies. The average vacancy rate for the 1990s was in the 22% range, above the current rate. Still, the national economic slowdown and corporate downsizing has resulted in softer conditions. Although we believe the downtown market has a strong future, the market has been negatively affected by the return of several large blocks of space to the market. As in 2002, the majority of leasing activity in 2003 will be confined to renewals and smaller, short-term deals. Expectations of further additions to the CBD's supply of vacant space by Arthur Anderson and United California Bank will hamper recovery through the first half of 2003. The prolonged economic downturn causes us to move our prognosis for recovery to 2004.

Despite the increase in vacancy, average asking rents in the CBD not only held firm, but increased slightly during 2002. Class A rents, which were $24.84 per square foot at year-end 2001, registered $25.56 per square foot at year-end 2002. The increase in rents is a significant achievement at a time when asking rents in many other parts of Los Angeles are softening. Even with increases in recent years, downtown rents are well below those in the Westside and lower than those in many other large U.S. office markets, which is another positive indicator. Of the

(C) 2003 Rosen Consulting Group, LLC                                          10

20 largest U.S. office markets, rents in downtown Los Angeles at year-end 2002 were lower than 11 other markets. Substantial room to grow exists before rents would be constrained by tenants relocating to less expensive areas.

It is important to note that a great disparity exists between high-quality buildings in Bunker Hill and the rest of the Los Angeles CBD. Bunker Hill has the lowest vacancy rate and highest rents in downtown market. Bunker Hill had an 8.0% vacancy rate at year-end 2002, far below the downtown average.

Although the volume of new lease transactions tapered off during the second half of 2002, many tenants chose to take advantage of downtown's affordable rents by either renewing existing leases or relocating for a better deal. Expansions, although less common, also occurred. Law, accounting, and consulting firms have generated the majority of demand, replacing oil and banking companies that formerly anchored downtown projects. Major leases during 2002 include the following:

      -     LAUSD (225,000 square-foot renewal at Wells Fargo South Tower)

      - Quinn Emanuel Urquhart, Oliver & Hedges (expansion to 120,000 square feet at 865 S. Figueroa Street)

      -     Thelen, Reid & Priest (56,000 square feet at BP Plaza)

      -     KPMG (50,000 square feet at 355 S. Grand Avenue)

      -     Parker Stanbury (40,000 square feet at Citibank Center)

      - Nossaman, Guthner, Knox & Elliott (37,000 square feet at 445 S. Figueroa Street)

      -     Perkins and Will (34,000 square feet at 617 West 7th Street)

      - Veatch, Carlson, Grogan & Nelson (30,000 square feet at 700 S. Flower Street)

      -     Marshall and Swift (22,000 square feet at 911 Wilshire Boulevard)

LARGEST U.S. OFFICE MARKETS:  DOWNTOWN
RENT COMPARISON FOR 2002*

Metropolitan Area        Downtown Rent($/SF/Yr.)
-----------------        -----------------------
Boston, MA                    $46.67
New York, NY                  $44.89
Washington, DC                $40.27
Chicago, IL                   $36.34
San Francisco, CA             $31.80
Sacramento, CA                $30.88
Seattle, WA                   $30.22
Newark, NJ                    $28.48
Oakland, CA                   $28.44
Houston, TX                   $27.03
Philadelphia, PA-NJ           $25.83
LOS ANGELES-LONG BEACH,CA     $25.56
San Diego, CA                 $24.68
Atlanta, GA                   $22.27
Detroit, MI                   $22.13

      *     Represents Class A asking rents in most cases.
      Sources: Selected Brokerage Companies, RCG.

Another stabilizing factor in the CBD office market has been the complete lack of speculative new supply. Redevelopment is also taking some old, obsolete space off the market for conversion to residences and hotels. Because central-city development projects generally have a lead time of several years, no speculative construction completions are anticipated through at least 2005. The reduction in supply has helped to partially offset the recent decrease in demand.

The only new office construction added downtown in recent years was the 957,000 square-foot build-to-suit district headquarters for the Metropolitan Water District at Union Station that included 527,000 square feet of office space. However, the California Endowment made a recent decision to relocate to a new 128,000 square-foot downtown facility from Woodland

LOS ANGELES CBD OFFICE MARKET

                 Units      1996     1997     1998     1999     2000     2001    2002     2003f    2004f    2005f
                 -----      ----     ----     ----     ----     ----     ----    ----     -----    -----    -----
Inventory       (SF 000)   28,877   28,877   28,877   28,877   28,877   28,877   28,877   28,877   28,877   28,877
Construction    (SF 000)        0        0        0        0        0        0        0        0        0        0
Absorption      (SF 000)     -289      289      664      491     -578    1,155     -780      130      420      650
Occupied Stock  (SF 000)   21,975   22,264   22,928   23,419   22,842   23,997   23,217   23,347   23,767   24,417
Vacancy Rate                 23.9%    22.9%    20.6%    18.9%    20.9%    16.9%    19.6%    19.1%    17.7%    15.4%
Wtd. Avg. Rent  ($ SF/Yr)  $21.34   $21.60   $21.96   $23.04   $23.40   $24.84   $25.56   $25.61   $26.43   $27.62
 Rent Growth                 -2.8%     1.2%     1.7%     4.9%     1.6%     6.2%    2.9%      0.2%     3.2%     4.5%
BUNKER HILL
VAC. RATE                    13.1%    11.7%    11.2%     8.1%     7.9%     4.8%    8.0%

Sources: Cushman & Wakefield of California, RCG

      (C) 2003 Rosen Consulting Group, LLC                                    11

Hills. The project will be the first privately funded office development in downtown Los Angeles in several years. This move is being touted as a good sign for the CBD office market and is indicative of continued tenant interest. The planned office campus will break ground in late 2003 and will be occupied in 2006.

Our office model estimates demand for office space based on RCG's forecast of job creation in employment sectors that occupy office space. RCG estimates the creation of about 44,000 office jobs in Los Angeles from 2002 to 2005. A portion of these jobs will be housed downtown causing positive absorption of office space.

Forecasts for positive net absorption and a lack of new construction lead us to believe that office market conditions in the CBD/Financial District submarket will strengthen through our forecast time horizon of 2005. The overall downtown vacancy rate will fall to the mid-15.0% range in 2005. The Bunker Hill vacancy rate will fall to near 6.0%.

We forecast office rent growth in the CBD/Financial District using a disequilibrium model. Rent changes are explained by the spread between the prevailing vacancy rate and the natural vacancy rate, and overall price inflation (CPI). The natural vacancy rate is defined as the level at which real rent changes tend to inflect, becoming positive as vacancy rates fall and negative as vacancy rates rise. The effect of the spread from the natural vacancy rate is non-linear. Thus, exaggerated effects are produced as rents either fall to low levels or spike to high levels.

Falling vacancy rates during the next three years will lead to accelerating rent growth. The model forecasts slightly positive weighted average asking rent growth in 2003, however, positive absorption and a lack of new supply will result in a relatively quick turnaround. RCG forecasts rent growth of 3.2% in 2004, increasing to 4.5% in 2005. By 2005, average asking rents in the CBD/Financial District should be in the mid-$27 per square foot range. Asking rents at top tier buildings in Bunker Hill will be notably higher.

WESTSIDE OFFICE MARKET TRENDS

The Westside is a supply-constrained area, with high barriers to entry and limited room for new development. It is a popular location for the motion pictures industry, as well as professional services firms. It has also been the focus of Los Angeles' technology industry. The area is close to the executive housing and amenities in communities like Bel Air, Beverly Hills, Brentwood, Westwood, Santa Monica and Malibu. As traffic worsens in the area, more executives will want their offices near their Westside homes, generating demand for Westside office space.

Although the Westside office market will take some time to recover from the effects of the tech demise and an oversupply of new product, signs of healthy activity were evident in second half of 2002. Increasingly aggressive asking rents sparked a significant increase in occupied space during the third quarter. While some of this gain was lost during the final three months of the year, we believe that the influx of vacant space is leveling off and that the market has bottomed out. The Westside recorded a 19.9% overall vacancy rate at year-end 2002 and a 15.5% direct vacancy rate. While the overall vacancy rate is among the highest of the major Los Angeles submarkets, this very desirable area now has an abundance of Class A space available at increasingly affordable lease rates. For this reason, we expect the Westside to rebound relatively quickly compared with other Los Angeles submarkets.

Average asking Class A rents grew at an average rate of 8.3% annually from 1994 through 2001, but then dropped 13.7% during 2002. While the decrease is material, rents are still above the levels of the late 1990s and are the highest in Los Angeles. It is important to note that, during the tech boom, Westside rents spiked more dramatically than any other submarket, by 12.2% in 2000 alone. As such, we view much of the 2002 decline as a correction in rents.

WESTSIDE LOS ANGELES OFFICE MARKET

                 Units     1996     1997     1998    1999      2000     2001     2002     2003f    2004f     2005f
                 -----     ----     ----     ----    ----      ----     ----     ----     -----    -----     -----
Inventory      (SF 000)   36,520   36,520   36,520   36,654   37,956   38,540   39,315   40,090    40,440   40,690
Construction   (SF 000)        0        0        0      134    1,302      584      775      775       350      250
Absorption     (SF 000)      986      913    1,132    1,220    1,095   -2,350   -1,268      950     1,200    1,300
Occupied Stock (SF 000)   30,750   31,663   32,795   34,015   35,109   32,759   31,491   32,441    33,641   34,941
Vacancy Rate                15.8%    13.3%    10.2%     7.2%     7.5%    15.0%    19.9%    19.1%     16.8%    14.1%
Class A Rent   ($ SF/Yr)  $25.92   $29.28   $31.44   $32.40   $36.36   $39.48   $34.08   $34.22    $34.87   $36.54
 Rent Growth                 8.0%    13.0%     7.4%     3.1%    12.2%     8.6%   -13.7%     0.4%      1.9%     4.8%

Sources: Cushman & Wakefield of California, RCG

(C) 2003 Rosen Consulting Group, LLC                                          12

As in the CBD market, uncertain economic conditions have slowed leasing activity. However, aggressive marketing by landlords generated a number of significant deals. Major recent transactions include the following:

      -     BAE Systems (150,000 square feet at 5140-50 Goldleaf Circle)

      -     O'Melveny & Myers (110,000 square feet at 1999 Avenue of the Stars)

      -     Sun America (66,000 square feet at 1999 Avenue of the Stars)

      -     Christensen Miller (60,000 square feet at 10270 Constellation
            Avenue)

      -     DreamWorks Music (61,000 square feet at 331 N. Maple Drive)

      -     Mediacopy (52,000 square feet at 3535 Hayden Avenue)

      -     Bidz.com (50,000 square-foot sublease at 3562 Eastham Drive)

      - US General Services Administration (20,000 square feet in the Wilshire Bundy Building)

Although Westside land is costly and becoming scarce, the completion of several new projects underway before the downturn has contributed to the rise in vacancies. The largest project currently under construction is the 775,000 square-foot MGM Tower in Century City that is 70% pre-leased. We expect that occupancy of this project will boost 2003 absorption figures.

The limited potential for future development on the Westside enhances the value of existing properties. Investors showed a strong interest in midsize office buildings, in particular, during the second half of 2002. Examples include the sale of the 110,000 square-foot 100 Corporate Pointe tower in Culver City to Charles Dunn Equities and Alliance Commercial Partners' purchase of the 150,000 square-foot Teleflora Plaza in West Los Angeles.

Demand for space on the Westside will strengthen in 2003, although it will be 2004 before absorption increases to levels near those of the late 1990s. With demand outpacing deliveries during the next several years, the vacancy rate will fall to 14.1% by 2005. In response, rents will increase, growing at 1.9% and 4.8% respectively, during 2004 and 2005. Over the long term, the Westside's attractiveness and supply constraints make it a desirable location.

TRI-CITIES OFFICE MARKET TRENDS

The Tri-Cities submarket is centrally located within the Los Angeles metropolitan area and includes the cities of Glendale, Burbank and Pasadena. Rents in the Tri-Cities are lower than the nearby Westside, making the area attractive to tenants. Traditional tenants in this area include insurance companies and the entertainment industry.

During the first half of 2002, sublease space combined with new supply to produce softening office market conditions in the Tri-Cities. However, considerable improvement was evident during the last six months of the year, with positive absorption translating into decreases in both the direct and sublease vacancy rates. The overall vacancy rate registered 18.6% while the direct vacancy rate ended the year 2002 at 12.4%. Rent growth in the Tri-Cities averaged 4.4% during 2002, bringing average Class A asking rents to about $28.68 per square foot.

Of the three Tri-Cities markets, Burbank posted the highest vacancies, due in part to a substantial amount of new supply that came on line during 2002. At year-end 2002 the Burbank Media Center and the Burbank Media District posted two of the highest vacancy rates in Los Angeles, at 19.1% and 37.9%, respectively. During the first half of the year, Burbank was negatively affected by ongoing consolidation in the entertainment industry, however, this sector has shown more recent signs of strength.

TRI-CITIES LOS ANGELES OFFICE MARKET (GLENDALE, BURBANK AND PASADENA)

                Units      1998     1999     2000     2001     2002     2003f    2004f    2005f
                -----      ----     ----     ----     ----     ----     -----    -----    -----
Inventory      (SF 000)   18,575   19,089   19,346   19,772   20,424   20,479   20,729   20,729
Construction   (SF 000)      378      514      257      426      652       55      250        0
Absorption     (SF 000)             1,010      390     -767       91      175      390      450
Occupied Stock (SF 000)   15,901   16,910   17,301   16,533   16,625   16,800   17,190   17,640
Vacancy Rate                14.4%    11.4%    10.6%    16.4%    18.6%    18.0%    17.1%    14.9%
Class A Rent   ($ SF/Yr)  $27.48   $28.80   $26.04   $27.48   $28.68   $28.82   $29.28   $30.16
 Rent Growth                          4.8%    -9.6%    5.5%      4.4%     0.5%     1.6%     3.0%

Sources: Cushman & Wakefield of California, RCG

(C) 2003 Rosen Consulting Group, LLC                                          13

Several deals including Technicolor's expansion, Insomniac Games' lease, and Black Entertainment Television's sale of its western headquarters building helped boost activity levels in the second half of the year. Following the completion of Burbank Media Center, Building 2 and Media Studios North, Phase IV, construction activity in Burbank will come to a halt, allowing the market to absorb the excess of available space.

Although Glendale's base of financial companies has downsized somewhat, a lack of new construction has kept overall office market conditions relatively stable. The direct vacancy rate in Glendale fell to the single-digit range, at 9.9%, in December. Even with sublease space factored in, the overall vacancy rate has decreased significantly, to 14.9%.

Pasadena's office market has also been steady, the result of limited new supply. Pasadena and East Pasadena posted vacancies of 15.7% and 17.7%, respectively in 2002. Construction is underway on the 270,000 square-foot Western Asset Plaza and on the 52,000 square feet of office space in the Pasadena Collection mixed-use development. Rather than add to the vacant space in this market, these developments have attracted healthy tenant interest and are expected to contribute to increased net absorption in 2003.

Average Class A asking rents in Glendale and Pasadena ranged between $27 and $28 per square foot at year-end 2002. Burbank registered a much wider range of lease rates, from a high of $33 per square foot in the Media District, to a low of near $25 per square foot in the North Hollywood area.

Recovery in the Tri-Cities office market is already underway. Competitively priced space and a central location will ensure improvement through the forecast horizon. Rent growth will be flat in 2003 as demand fuels absorption, but will increase to 3.0% by 2005. By this time, RCG anticipates that the vacancy rate will fall below 15%.

CONCLUSIONS

RCG believes that downtown Los Angeles is one of the nation's healthiest office markets and one with significant potential for future growth. A slower-than-expected recovery can be attributed not to local market conditions, but to the effects of the national downturn. Los Angeles has weathered this downturn better than most major office markets. Looking forward, we believe that Los Angeles will see a return to positive job growth beginning in 2003, generating additional demand for office space.

The Los Angeles CBD office market will strengthen, as the downtown's residential and cultural evolution draws rising interest. The Westside's rebound will reflect its continued appeal as a desirable location, with a limited amount of space for new development. The Tri-Cities, too, will capitalize on its appeal to entertainment and financial services tenants, among others, with a good supply of well-located, reasonably-priced space.

Los Angeles is an area with significant potential. Unlike many other parts of the country, we believe that Los Angeles is an area of the country where office investment currently makes sense.

(C) 2003 Rosen Consulting Group, LLC                                          14
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This report was prepared with data from both public and private sources, including our own estimates and proprietary models. We believe the data to be reliable, and make no representation as to either its completeness or accuracy. The opinions herein reflect our opinions as of the date of this report and are subject to change without notice. This report is not intended to solicit the sale or purchase of any property, mortgage, or security. RCG and its officers and employees may perform or seek to perform services relating to the sale or purchase of properties in the markets covered in this report. RCG and its officers and employees may advise or seek to advise firms trading property in the markets covered in this report.